2nd Floor, Wanyuan Business Center  s  10 N Hongda Road  s  Daxing District  s

Beijing 100176  s  People’s Republic of China  s   (+86) 108722-7366

September 14, 2016

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Comment Letter Dated August 30, 2016 regarding

Post-effective Amendment to Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated August 30, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Post-effective Amendment No. 4 to Form S-1 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Amendment compared against the initial captioned Registration Statement for your review. Because we are not filing the Part I in this amendment, the redline shows only changes to the cover and Part II of the Amendment.

General

1.	Please revise throughout the prospectus to avoid defining the term “promptly.” To this end please delete the phrase “within one business day” throughout.

As discussed with Commission Staff, the Registrant commits to implement this change in the final prospectus.

Susan Block, Attorney Advisor

September 14, 2016

2.	We note your response to our prior comments 1 and 10. If you will be selling the shares underlying the underwriter warrants pursuant to Rule 415(a)(1)(iii) please provide the undertakings required by Item 512(a) of Regulation S-K and check the box indicating this reliance on the registration statement cover page. If you will not be offering or selling the warrants pursuant to Rule 415 please tell us why this is the case.

We have revised the Amendment to check the box indicating reliance on Rule 415(a)(1)(iii) and have provided the undertakings required by Item 512(a) of Regulation S-K.

Thank you in advance for your assistance in reviewing this response and the Post-effective Amendment No. 4 to Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang

Yuying Zhang